FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Result of AGM

29 April 2020 16:00 BST

Results of Annual General Meeting held on 29 April 2020

AstraZeneca PLC announced the results of the voting at its Annual General Meeting (AGM) today. As proposed in the Notice of AGM, all Resolutions were decided by poll vote. Resolutions 10 - 13 were passed as special resolutions; all other resolutions were passed as ordinary resolutions.

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL	VOTES WITHHELD
1	To receive the Company's Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2019	1,061,180,101	99.92	872,215	0.08	1,062,052,316	80.93%	7,121,452
2	To confirm dividends	1,058,995,786	99.10	9,598,531	0.90	1,068,594,317	81.43%	579,469
3	To reappoint PricewaterhouseCoopers LLP as Auditor	1,068,300,235	99.97	312,449	0.03	1,068,612,684	81.43%	560,776
4	To authorise the Directors to agree the remuneration of the Auditor	1,067,398,628	99.90	1,086,858	0.10	1,068,485,486	81.42%	687,961
5a	To re-elect Leif Johansson as a Director	1,065,113,167	99.69	3,276,071	0.31	1,068,389,238	81.42%	784,805
5b	To re-elect Pascal Soriot as a Director	1,067,248,723	99.90	1,033,124	0.10	1,068,281,847	81.41%	892,364
5c	To re-elect Marc Dunoyer as a Director	1,060,164,242	99.25	8,056,265	0.75	1,068,220,507	81.40%	952,979
5d	To re-elect Geneviève Berger as a Director	882,846,920	83.06	179,994,848	16.94	1,062,841,768	80.99%	6,331,650
5e	To re-elect Philip Broadley as a Director	1,066,048,992	99.79	2,190,705	0.21	1,068,239,697	81.41%	933,713
5f	To re-elect Graham Chipchase as a Director	1,062,682,507	99.48	5,520,936	0.52	1,068,203,443	81.40%	969,967
5g	To elect Michel Demaré as a Director	1,066,252,259	99.82	1,969,593	0.18	1,068,221,852	81.40%	951,558
5h	To re-elect Deborah DiSanzo as a Director	1,067,836,362	99.97	351,091	0.03	1,068,187,453	81.40%	985,957
5i	To re-elect Sheri McCoy as a Director	1,064,329,862	99.64	3,890,368	0.36	1,068,220,230	81.40%	951,792
5j	To re-elect Tony Mok as a Director	1,067,117,370	99.90	1,066,669	0.10	1,068,184,039	81.40%	989,371
5k	To re-elect Nazneen Rahman as a Director	1,067,376,963	99.92	821,467	0.08	1,068,198,430	81.40%	973,592
5l	To re-elect Marcus Wallenberg as a Director	955,082,665	89.42	113,060,725	10.58	1,068,143,390	81.40%	1,030,019
6	To approve the Annual Report on Remuneration for the year ended 31 December 2019	1,032,308,145	96.65	35,747,783	3.35	1,068,055,928	81.39%	1,118,038
7	To approve the Directors' Remuneration Policy	972,774,742	94.71	54,292,376	5.29	1,027,067,118	78.27%	42,106,679
8	To authorise limited political donations	1,038,907,152	97.75	23,872,400	2.25	1,062,779,552	80.99%	6,394,668
9	To authorise the Directors to allot shares	910,654,650	85.26	157,472,093	14.74	1,068,126,743	81.40%	1,046,979
10	To authorise the Directors to disapply pre-emption rights	1,058,066,972	99.23	8,200,338	0.77	1,066,267,310	81.26%	2,906,339
11	To authorise the Directors to further disapply pre-emption rights for acquisitions and specified capital investments	1,054,711,677	98.92	11,513,414	1.08	1,066,225,091	81.25%	2,948,557
12	To authorise the Company to purchase its own shares	1,051,131,060	98.41	16,950,800	1.59	1,068,081,860	81.39%	1,091,896
13	To reduce the notice period for general meetings	998,062,805	93.44	70,101,553	6.56	1,068,164,358	81.40%	1,008,865
14	To approve the 2020 Performance Share Plan	1,010,149,491	95.66	45,877,396	4.34	1,056,026,887	80.48%	13,147,356

Issued capital
As at 27 April 2020, the number of issued shares of the Company was 1,312,240,429 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all of the resolutions at the AGM. In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 April 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary